RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)
On May 23, 2000, the annual meeting of shareholders of The Latin
America Equity Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect two directors to the Board of Directors of the Fund.

Name of Director        For     Withheld        Non-Votes
George W. Landau        5,662,387       362,668 1,100,473
Richard W. Watt.        5,665,553       359,502 1,100,473

In addition to the directors re-elected at the meeting, Dr. Enrique R. Arzac, James J. Cattano, William W. Priest, Jr. and Martin M. Torino continue to serve as directors of the Fund.

(2) To ratify the selection of PricewaterhouseCoopers LLP, as independent public accountants for the fiscal year ending December 31, 2000.

For     Against Abstain Non-Votes
5,957,489       48,296  19,270  1,100,473

(3) To approve a shareholder proposal requesting that the Board of Directors present for shareholder approval a program to permit shareholders to realize net asset value for their shares.
For     Against Abstain Delegated Non-Votes/Non-Votes
3,131,877       750,787 63,375  3,179,489